SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

For the month of August, 2005

Commission File Number 333-13944


                        MAHANAGAR TELEPHONE NIGAM LIMITED
             (Exact name of Registrant as specified in its Charter)

                       12th Floor, Jeevan Bharati Tower-1
                              124 Connaught Circus
                                New Delhi 110 001
                                      India
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form20-F |X|                  Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form6-K in paper as permitted by Regulation S-T Rule101(b)(1): |_|


Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                Yes  |_|                      No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):______

Registrant incorporates by reference the following Exhibits:

Exhibit 1 - Unaudited Financial Results for the quarter ended 30th June 2005, together with Limited Review Report.


================================================================================

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              Mahanagar Telephone Nigam Limited
                                              (Registrant)

Date: August 31, 2005

                                              By: /s/ S.C. Ahuja
                                                 ------------------------------
                                                 Name:  S.C. Ahuja
                                                 Title: Company Secretary

================================================================================

                                    Exhibit 1
                                    ---------


The Board of Directors
Mahanagar Telephone Nigam Limited
New Delhi

LIMITED REVIEW REPORT OF MAHANAGAR TELEPHONE NIGAM LIMITED- Period Ended 30-06-2005.

1. We have reviewed the accompanying statement of un-audited financial results of Mahanagar Telephone Nigam Limited, for the three months period ended 30th June 2005. This statement is the responsibility of the Company's Management and has been approved by the Board of Directors.

2. A review of interim financial information consists principally of applying analytical procedures for financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express an opinion.

3. The unaudited financial results of Mumbai, Delhi & MS Units of the company have been reviewed by the other Chartered Accountant firms, who were appointed by the management for the purposes of review of the un-audited financial results of the respective units to be considered in the preparation of results as per clause 41 of the Listing Agreement for the three months ended 30-06-2005. The review reports of the auditors of Mumbai, Delhi & MS Units on three month financial results have been forwarded to us & the same have been suitably dealt within our limited review report on the un-audited financial results of the company for the three month period ended 30th June 2005.

4. Based on our review conducted as above, nothing has come to our attention other than the observations/matters mentioned in Annexure -"1" to this report, that causes us to believe that the accompanying statement of un-audited financial results prepared in accordance with accounting standards and other recognized accounting practices and policies has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.

                                                         For M/s V.K Verma & Co.
                                                           Chartered Accountants



New Delhi                                     (M. Arunachalam) Dated: 30-08-2005
                                              (M.No: 89992)
                                              Partner

                                    ANNEXURE 1
                                    ----------


                ANNEXED TO AND FORMING PART OF THE REVIEW REPORT
             (Referred to in para 4 of our report dated 30-08-2005)

           OBSERVATIONS ON THE UN-AUDITED FINANCIAL STATEMENTS FOR THE
                        THREE MONTHS ENDED 30th June 2005

1. MTNL has adopted the following basis for valuing fixed assets, Capital work in progress & depreciation, which in our opinion, is not in agreement with Accounting Standard - 10 - "Accounting for Fixed Assets", and Accounting Standard - 6 -"Accounting for Depreciation" issued by the Institute of Chartered Accountants of India:

     (a) The overheads are allocated as a percentage of capital expenditure as prescribed by DOT and not on the basis of identification of directly allocable costs.

     (b) Expenditure on replacement of assets, equipments, instruments and rehabilitation work is capitalized, if it results in enhancement of revenue earning capacity, as stated in Significant Accounting Policy. This, being a technical matter, we have placed reliance on the opinion of the management.

     (c) In some cases, replacement cost of existing fixed assets have been capitalized without any adjustments of the relevant costs and written down value of discarded assets from the fixed assets block. Further in respect of various assets (other than exchange equipments) scrapped / decommissioned during the period, the same are not valued at lower of net book value or realizable value and consequent loss, if any, has not been charged to the Profit and Loss Account. (Refer Significant Accounting Policy)

     (d) The installation charges received from the subscribers are accounted as income and not adjusted against the cost thereof.

     The resultant impact of the above on the value of Fixed Assets, Depreciation and value of Capital Work in progress is not ascertainable, in the absence of relevant data.


2.   In respect of Delhi Unit

     1. No revenue has been accounted for SMS facility with some CMT operators.
     2. CDMA revenue includes Rs.255lacs for a disputed call, which is under review provision for the same has not been done as such profit, is overstated by Rs255Lacs.
     3. CDMA Debtors includes Rs.682 lacs for disputed calls which is under review provision for the same has not been done as such profit is overstated by Rs682 Lacs.
     4. Inventory includes WLL handsets valued at Rs.1100.16lacs which is under reconciliation and the same are not valued as per accounting policy& Accounting Standard-2 on Valuation on Inventories.

     5. No billing has been made in respect of KTS connection installed in Government premises since beginning.


3.   In respect of Mumbai Unit

  A} No provision has been made for the following: -

     1.   For Materials given on loan basis Rs.28.75 Millions
     2.   Rs. 63.10 Million being revenue sharing with one CMT operator and Rs.
          16.10 Million for refund of excess payment of intra circle calls to one BSO, even after decision of TDSAT.
     3. Rs. 61.60 Million receivable from two CMT operators for infrastructure charges who have disputed the charges and the payment is not forthcoming.

  B} No effect has been given for TRAI guidelines for reduction in tariff rates of Leased Circuits w.e.f. 1.5.05.

4.   In case of Mobile Unit

     1. In case of Mumbai-MS unit No provision has been made in the account for: -
          a) The amount payable to Spice Communication Ltd for expenses and outbound roaming charges in terms of the agreement for which details are not available.
          b) The amount payable to some of the SMS operators (amount not ascertainable).
     2. The unit has not taken into inventory the value of Sim cards lying with area QCSC
     3. No entries have been passed for accounting for Exchange Rate Difference on amount realized from international Operators and amount outstanding against them at the end of the period, in contravention to AS-11 "The effects of changes in foreign Exchange Rates" issued by ICAI.

5. All receivable and payables are subject to confirmation, reconciliation and consequent adjustments

6. The overall impact of matters referred to in the foregoing paras on the Statements of unaudited financial results is not determined/unascertainable.


                                                         For M/s V.K Verma & Co.
                                                           Chartered Accountants


New Delhi                                     (M. Arunachalam) Dated: 30-08-2005
                                              (M.No: 89992)
                                              Partner

                                                                     ANNEXURE- A

                        MAHANAGAR TELEPHONE NIGAM LIMITED
                         (A Govt. of India Enterprise)

                                                                   Rs in Million
                                                                   -------------

        REVIEWED FINANCIAL RESULTS FOR THE THREE MONTHS ENDED 30.06.2005
        ----------------------------------------------------------------


------------------------------------------------------------------------------------------------
SI.          Particulars                        REVIEWED             REVIEWED           AUDITED
No.
                                         -------------------------------------------------------
                                                 Three months       Corresponding     Year ended
                                              ended on 30-06-2005    three months      31.3.2005
                                                                    of the previous    (Subject
                                                                     year ended on      to C&AG
                                                                     30-06-2004        comments)
------------------------------------------------------------------------------------------------

1      Net Income from Services                    12,604.52          13927.13         55923.85
2      Other Income                                 1,348.47            708.80          4917.18
       TOTAL INCOME                                13,952.99          14635.93         60841.03

3.     Staff Cost                                   4,585.48           4759.10         18358.90
   B.  Revenue Sharing                              2,294.12           1532.33          9278.54
   C.  Licence Fee                                  1,166.01           1291.21          4971.63
   D.  Admn./Operative Expenditure                  2,356.67           2415.04          9837.10
       TOTAL OPERATIVE /OTHER EXP                  10,402.28           9997.68         42446.17
4      EBITDA                                       3,550.71           4638.25         18394.86
5      Depreciation                                 1,529.55           1414.56          5880.07
6      Interest                                        82.36            108.30           358.12
7      PROFIT BEFORE TAX                            1,938.80           3115.39         12156.67
8. A.  Provision for Taxation                         849.14           1038.44          2566.90
   B.  Provision for Deffered tax                    (493.26)          -262.15           105.51
9      PROFIT AFTER TAX                             1,582.92           2339.10          9484.26
10     Prior period adjustments                            -                 -            94.47
11     Net Profit                                   1,582.92           2339.10          9389.79

12     Paid up equity share capital
       Face value of Rs.10/-each.                                                       6300.00
13     Reserves Excluding
       Revaluation Reserve                                                            103138.25
14     EPS                                              2.51              3.71            14.90
       Basic/Diluted (in Rs.)
15     Aggregate of non-promoter
       SHAREHOLDING:-
   a. Number of shares                                                                275627260
   b. Percentage of shareholding                                                         43.75%
----------------------------------------------------------------------------------------------------------


1 The above results have been taken on record by the Board of Directors in their meeting held on 25-07-2005.
2 Previous period / year figures have been regrouped/rearranged wherever necessary.
3 The status of investor complaints received and disposed off during this quarter ended ON 30.06.2005 IS AS UNDER:

                                                                          (NOS.)
       Complaints pending at the beginning of the quarter                    38
       Complaints received during this quarter                              392
       Disposal of Complaints                                               409
       Complaints lying unresolved at the end of the quarter                 21


AS PER OUR REPORT OF EVEN DATE        FOR & ON BEHALF OF THE BOARD OF DIRECTORS
FOR V.K VERMA & CO
Chartered Accountants
                                                    (Anita Soni)
                                                    Director (Fin)
     (M. Arunachalam) (M.No: 89992)
     Partner
     Place:  New Delhi
     Date : 30-08-2005

      UNAUDITED SEGMENT WISE REVENUE, RESULTS AND CAPITAL EMPLOYED FOR THE
      --------------------------------------------------------------------
                        THREE MONTHS ENDED ON 30/06/2005
                        --------------------------------



                                                                                                                Rs. in Million
-------------------------------------------------------------------------------------------------------------------------------
S.NO                                                                        Q 1                 Q 1                Year ended
                                                                         REVIEWED             REVIEWED             31.3.2005
                                                                          2005-06             2004-05               Audited
                                                                                                                    (Subject
                                                                                                                    to C& AG
                   Particulars                                                                                      comments)
-------------------------------------------------------------------------------------------------------------------------------

     1.   INCOME FROM SERVICES
          Basic Services                                                   11,452.46          13,417.88          53,049.81
          Cellular                                                          1,152.06             509.25           2,874.04
          Unallocable                                                            -                  -                  -
                                                                  -------------------------------------------------------------
                                                            TOTAL          12,604.52          13,927.13          55,923.85

          Less: Inter Unit Income                                                -                  -                  -

                                                                  -------------------------------------------------------------
          NET INCOME FROM SERVICES                                         12,604.52          13,927.13          55,923.85
------------------------------------------------------------------=============================================================

-------------------------------------------------------------------------------------------------------------------------------
     2.   Segment result before interest/ AND TAX
          Basic Services                                                      837.95           2,926.50           9,469.79
          Cellular                                                            231.50             119.84           1,172.73
          Unallocable                                                         951.71             177.35           1,872.28
                                                                  ---------------------------------------------------------
                                                            TOTAL           2,021.16           3,223.69          12,514.80

          Less: Interest                                                       82.36             108.30             358.12

          Less: Prior period Items                                                                                   94.47

                                                                  -------------------------------------------------------------
          PROFIT BEFORE TAX                                                 1,938.80           3,115.39          12,062.21
                                                                  =============================================================

          Less: Provision for Tax                                             355.88             776.29           2,672.41

                                                                  -------------------------------------------------------------

          PROFIT AFTER TAX                                                  1,582.92           2,339.10           9,389.80
------------------------------------------------------------------=============================================================

-------------------------------------------------------------------------------------------------------------------------------
     3.   CAPITAL EMPLOYED
          (SEGMENT ASSETS - SEGMENT LIABILITIES)

          Basic Services                                                   39,268.80          41,865.19          41,324.50
          Cellular                                                          2,928.52           1,794.31           3,118.35
          Unallocable                                                      73,121.43          67,590.47          64,995.39
                                                                  -------------------------------------------------------------
                                                            TOTAL         115,318.75         111,249.96         109,438.25
------------------------------------------------------------------=============================================================
